Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE THIRD QUARTER OF 2007

Record Quarterly Revenues growing 21% over last year

AZOUR, Israel - November 19, 2007 - Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2007.

Highlights
—	Revenues of $31.6 million, a 21% increase over the third quarter of 2006
—	Subscribers reached 430,000 as of September 30, 2007, an increase of 47,000 subscribers from 383,000 subscribers as of September 30, 2006

Third Quarter Results
Revenues for the third quarter of 2007 reached US$31.6 million. This represents a 21.2% increase compared with revenues of US$26.0 million in the third quarter of last year. The increase in revenues was primarily driven by the continued growth in the Company’s subscriber base, growth in end-unit sales and revenues from the recently acquired ERM and MAPA businesses.

Operating profit for the third quarter of 2007 was US$5.3 million (16.9% of revenues) compared with US$6.3 million (24.1% of revenues) in the third quarter of 2006. The lower operating margin was in part due to the fact that in the third quarter of 2007 the company did not record any significant revenues from Korea and China, which typically represents higher margins. In addition, and as previously announced, the Company strongly increased its investment in sales and marketing for the new Ituran GPS in Israel, and the Company experienced increased labor costs compared with the third quarter last year. Finally, in Israel the devaluation of the US dollar against the Israeli shekel in the quarter increased expenses relative to revenues which are linked to the dollar.

EBITDA for the quarter was $7.3 million, which represents 23.1% of revenues compared to $7.4 million which represents 28.4% in the third quarter of last year.

Financial expenses in the quarter, was US$27 thousand as compared with a financial income of $563 thousand in the third quarter of last year. The decrease was mainly as a result of a decrease in gains from investments in marketable securities and the decrease in interest income due to a lower net cash level following the recent acquisitions of ERM and MAPA, and dividends issued through the year.

Net profit was US$3.6 million in the third quarter of 2007 (11.6% of revenues), compared with US$4.9 million (18.8% of revenues), as reported in the third quarter of 2006.

Fully diluted earnings per share in the third quarter of 2007 was US$0.16 compared with US$0.21 per fully diluted share in the third quarter of 2006.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Cash flow from operations during the quarter was US$3.0 million. As of September 30, 2007 the company had a net cash position (including marketable securities) of US$44.3 million compared with US$59.4 million on December 31, 2006.

Eyal Sheratzky, Co-CEO of Ituran said, “2007 was a year in which we made a number of investments for our continued future growth. While we have seen a strong increase in revenues, our expenses did rise throughout the year, pressuring our margins.”

“In 2008, we expect to see the fruits of our efforts in 2007, with bottom line and top line growth,” continued Mr. Sheratzky. “Following our sale of Telematics and our recent acquisitions of MAPA and ERM, we have a leaner business with a stronger focus on our core competencies, that of providing location based services and related applications. We are also in a stronger financial position to pursue acquisitions that will expand our global reach.”

Conference Call Information

The Company will also be hosting a conference call today, Monday, November 19, 2007 at 10:00am EST. On the call, management will review and discuss the results and the sale of Telematics announced today, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0687
INTERNATIONAL Dial-in Number: +972 3 918 0687

at:
10:00 am Eastern Time, 7:00 am Pacific Time, 5:00 pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 430,000 subscribers distributed globally. Established in 1995, Ituran has approximately 900 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Company Contact

Udi Mizrachi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1 646 201 9246

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972 3 5167620

** FINANCIAL TABLES TO FOLLOW **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
(in thousands)	December 31, 2006	September 30, 2007
	(audited)	(unaudited)

Current assets

Cash and cash equivalents	43,812	35,829
Investment in marketable securities	16,034	9,137
Accounts receivable (net of allowance for doubtful accounts)	29,709	36,976
Other current assets	4,915	5,885
Contracts in process	1,465	1,633
Inventories	10,901	16,727

	106,836	106,187

Long-term investments and debit balances

Investments in affiliated companies	881	2,296
Accounts receivable	123	-
Deposit	1,457	1,592
Deferred income taxes	5,112	5,559
Funds in respect of employee rights upon retirement	4,001	5,219

	11,574	14,666

Property and equipment, net	19,109	24,749

Intangible assets, net	2,784	10,260

Goodwill	4,536	9,364

Total assets	144,839	165,226

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
(in thousands)	December 31, 2006	September 30, 2007
	(audited)	(unaudited)

Current liabilities

Credit from banking institutions	474	711
Accounts payable	14,956	15,930
Deferred revenues	4,399	6,518
Other current liabilities	13,573	13,105

	33,402	36,264

Long-term liabilities

Liability for employee rights upon retirement	5,278	6,881
Deferred income taxes	816	2,569

	6,094	9,450

Minority interest	2,578	3,270

Capital Notes	5,894	5,894

Total shareholders' equity	96,871	110,348

Total liabilities and shareholders' equity	144,839	165,226

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2006	2007	2006	2007

Revenues:
Location-based services	39,867	46,523	13,845	16,504
Wireless communications products	35,201	42,212	12,201	15,070

	75,068	88,735	26,046	31,574

Cost of revenues:
Location-based services	13,314	16,729	4,780	6,016
Wireless communications products	24,917	31,804	8,571	11,504

	38,231	48,533	13,351	17,520

Gross profit	36,837	40,202	12,695	14,054
Research and development expenses	2,082	2,210	590	734
Selling and marketing expenses	3,829	5,531	1,250	2,284
General and administrative expenses	12,701	15,871	4,571	5,690
Other expenses (income), net	2	2	(4)	1

Operating income	18,223	16,588	6,288	5,345
Financing income, net	1,152	1,176	560	(27)

Income before taxes on income	19,375	17,764	6,848	5,318
Taxes on income	(4,703)	(4,910)	(1,774)	(1,442)

	14,672	12,854	5,074	3,876
Share in losses of affiliated companies, net	(201)	(161)	(52)	(68)
Minority interests in income of subsidiaries	(403)	(550)	(127)	(162)

Net income for the period	14,068	12,143	4,895	3,646

Earnings per share
Basic	0.61	0.52	0.21	0.16

Diluted	0.60	0.52	0.21	0.16

Weighted average number of shares outstanding
(in thousands):
Basic	23,172	23,287	23,281	23,338

Diluted	23,469	23,422	23,442	23,422

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2006	2007	2006	2007

Cash flows from operating activities
Net income for the period	14,068	12,143	4,895	3,646
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	2,922	4,895	1,101	1,948
Exchange differences on principal of deposit and loan, net	(37)	(57)	(18)	5
Exchange differences on principal of marketable securities,
net	100	(350)	(72)	96
Increase (decrease) in liability for employee rights upon
retirement	(296)	596	(118)	297
Share in losses of affiliated companies, net	201	161	52	68
Deferred income taxes	886	1,618	591	2,023
Capital gains on sale of property and equipment, net	(35)	(48)	(8)	(47)
Minority interests in profits (losses) of subsidiaries, net	403	550	127	162
Decrease (increase) in accounts receivable	(3,269)	(3,655)	(1,005)	(1,336)
Increase in other current assets	(237)	(658)	(203)	(332)
Increase in inventories and contracts in process, net	(3,626)	(4,904)	(995)	(1,300)
Increase (decrease) in accounts payable	3,134	(168)	835	(1,279)
Increase in deferred revenues	471	1,352	201	1,258
Increase (decrease) in other current liabilities	(1,596)	(3,488)	205	(2,237)

Net cash provided by operating activities	13,089	7,987	5,588	2,972

Cash flows from investing activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(341)	(599)	(107)	(311)
Capital expenditures	(10,080)	(7,663)	(4,193)	(2,720)
Proceeds from sale of property and equipment	53	181	8	42
Purchase of intangible assets and minority interest	(51)	(31)	(28)	(17)
Investment in affiliated company	-	(1,447)	-	-
Investment in marketable securities	(52,357)	(3,269)	(5,540)	(1,695)
Sale of marketable securities	35,155	11,364	5,424	2,054
Loan granted to affiliated company	(138)	-	-	-
Acquisition of subsidiary (Appendix A )	-	(8,549)	-	-

Net cash used in investment activities	(27,759)	(10,013)	(4,436)	(2,647)

Cash flows from financing activities
Short-term credit from banking institutions, net	(244)	560	(60)	(25)
Repayment of long-term loans	(2,835)	(3,500)	-	-
Dividend paid	(3,705)	(4,838)	-	-
Proceeds from exercise of options by employees	18	12	10	12
Acquisition of minority interests in subsidiaries	(21)	-	-	-
Dividend distribution to minority interest of a subsidiary	(172)	-	-	-
Purchase of shares from treasury	(877)	-	(877)	-

Net cash used in financing activities	(7,836)	(7,766)	(927)	(13)

Effect of exchange rate changes on cash and cash equivalents	4,090	1,809	1,949	2,056

Net increase (decrease) in cash and cash equivalents	(18,416)	(7,983)	2,174	2,368
Balance of cash and cash equivalents at beginning of period	58,429	43,812	37,839	33,461

Balance of cash and cash equivalents at end of period	40,013	35,829	40,013	35,829

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Appendix A - Acquisition of subsidiary

US dollars
Nine months period Ended September 30, 2007

Working capital (excluding cash and cash equivalents), net	1,280
Funds in respect of employee rights upon retirement	408
Property and equipment, net	397
Intangible assets, net	6,719
Goodwill	5,220
Liability for employee rights upon retirement	(729)
Long-term deferred income taxes	(1,583)
Long term loan	(3,163)

8,549